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                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Lithium Technology Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   536808306
                                 (CUSIP Number)

               Hazel Hope, Executrix of the Estate of Henry Hope
               1645 Huntingdon Road, Huntingdon Valley, PA 19006
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                   November, 1990
                         ------------------------------

                      (Date of Qualification of Executrix)
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

CUSIP No.
       536808306



-------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  THE ESTATE OF HENRY HOPE
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [ ]
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3             SEC USE ONLY

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4             SOURCE OF FUNDS (see instructions)
                OO
-------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    []
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              Not Applicable
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Pennsylvania
-------------------------------------------------------------------------------
                       7             SOLE VOTING POWER
                                                1,316,001
      NUMBER OF        --------------------------------------------------------
        SHARES         8             SHARED VOTING POWER
     BENEFICIALLY                               - 0 -
       OWNED BY        ---------------------------------------------------------
         EACH          9             SOLE DISPOSITIVE POWER
      REPORTING                                 1,316,001
        PERSON         ---------------------------------------------------------
         WITH          10            SHARED DISPOSITIVE POWER
                                                - 0 -
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,316,001
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES (See Instructions)                     []
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.48%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
                 OO
-------------------------------------------------------------------------------





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Item 1           Security and Issuer.

                 This statement on Schedule 13D relates to the common stock, $.01 par value of Lithium Technology Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 5115 Campus Drive, Plymouth Meeting, Pennsylvania 19462.


Item 2           Identity and Background.

                 (a) This statement is being filed by The Estate of Henry Hope (the "Estate"). The Estate directly owns 1,316,001 shares of the Issuer's outstanding common stock (the "Shares"). The Estate is referred to herein as the Reporting Person.

                 (b) The mailing address for the Estate is c/o Hazel Hope, Executrix, 1645 Huntingdon Road, Huntingdon Valley, Pennsylvania 19006.

                 (c)      See Item (b).

                 (d) and (e) Neither the Estate, nor Hazel Hope, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) The Estate is being administered pursuant to the laws of the Commonwealth of Pennsylvania. Hazel Hope is a U.S. citizen.

Item 3           Source and Amount of Funds or Other Consideration

                 On October 6, 1990, Henry Hope passed away. At that time, the Estate became the owner of approximately 44 million Shares of the Issuer's Common Stock (prior to adjusting for the Issuer's reverse stock split described below). Henry Hope had become an owner of the Shares in approximately July, 1989. In July, 1989, Hope Technologies, Inc., the predecessor company of the Issuer, became a public company. In February, 1996, the Issuer underwent a 1-for-30 reverse stock split, and, accordingly, the number of Shares held by the Estate was reduced to approximately 1,466,667. This reverse stock split did not alter the percentage ownership of the Shares held by the Estate. While various minor transactions have taken place regarding the Shares owned by the Estate between October 6, 1990 and the present, the Executrix is unable to determine the precise details of those transactions at this time.
Nevertheless, as the number of Shares currently held by the Estate is 1,316,001, and any such transactions would not have





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resulted in a change in ownership of 1% or more, it is believed that such transactions did not constitute a material change in ownership. Stephen F. Hope, the son of the Executrix, who is also a stockholder and a director of the Issuer, disclaims any beneficial ownership in any of the Shares held by the Estate. Stephen Hope is not a beneficiary of the Estate with respect to the Shares, is not a representative of the Estate, does not materially assist in the administration of the Estate, and does not serve as a financial advisor to the Estate.

Item 4           Purpose of Transaction

                 (a) and (b) As described in Item 3, the Estate acquired approximately 1,316,001 Shares of the Issuer's common stock from Henry Hope, pursuant to an estate administration plan. The Estate does not have any plans or proposals which relate to Items 4(c) through (j).


Item 5           Interest in Securities of the Issuer.

                 (a) There are approximately 17,601,418 Shares of the Issuer's common stock outstanding. The Estate directly owns 1,316,001 Shares of the Issuer's common stock, or 7.48%

                 (b) The Shares are directly owned by the Estate. Hazel Hope, as Executrix, has the right to vote the Shares and to dispose or direct the disposition of the Shares.

                 (c) Other than the Shares acquired as set forth in Items 3 and 4 above, the Estate did not effect any transactions in the common stock of the Issuer during the past sixty days.

                 (d), (e)         Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Not applicable.

Item 7           Material to be Filed as Exhibits.

                 Not applicable.





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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:           July 29, 1997



                                                   By:  /s/ Hazel Hope
                                                      -------------------------
                                                      Name:    Hazel Hope
                                                      Title:   Executrix





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